116 West 23rd Street, 5th Floor, New York, NY 10011

Re:	New Energy Systems Group
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010
Filed July 14, 2011
Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2010
Filed October 5, 2011
File No. 001-34847

November 10, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:	New Energy Systems Group (the “Company”)
Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010
Filed July 14, 2011
Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2010
Filed October 5, 2011
File No. 001-34847

Dear Mr. Jeffrey Jaramillo:

We are responding to comments contained in the letter, dated October 19, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Junfeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 filed on July 14, August 19, August 24, 2011 and October 5, 2011 (the “10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K/A for the fiscal year ended December 31, 2010 filed July 14, 2011

Item 1.  Business, page 1

1.
Please expand your response to prior comment 2 to clarify how two laminating machines can produce the quantity of solar panels while also producing “solar lights, solar street lights, solar traffic lights, solar landscape lights, solar power system equipment and other solar related application products.”  It is unclear how the laminating machines produce your non-major products and, to the extent they are used for such production, the correspondence impact on your solar panel production.  Likewise, it is unclear how two laminating machines can “produce solar panels” and how they can produce those panels at the rate and in the quantities you mention.  For example, based on the numbers in your response, it appears that even if two machines were manufacturing only solar panels all day, every day for the entire year, they would be producing more than:

116 West 23rd Street, 5th Floor, New York, NY 10011

•	30,300 solar panels per day, 1,264 solar panels per hour and 21 solar panels per minute, operating at maximum capacity; and
•	16,678 solar panels per day, 694 solar panels per hour and 11 solar panels per minute, operating at the capacity you say Kim Fai was operating at December 31, 2009.

Please clarify.  Also, with a view toward disclosure in future filings, clarify the portion of your response regarding “no need to increase capital expenditures.”  Have you made the same products with the same machines using the same processes since December 31, 2009, as implied by your response?  Have those machines never needed to be replaced or needed significant repairs that extended their useful life?  If so, please ensure your response clearly explains how you “redesigned the models” of your products and “introduced new products,” as stated in your response to prior comment 9, or otherwise “extend your product offering” without incurring such expenditures.

Response:

Kim Fai was engaged in producing solar panels and related solar application products (“Solar Related Products”). For production of solar panels, the major equipment was two laminating machines which as mentioned in our prior response letter dated October 5, 2011. Below is a break-down of the capacity of the two laminating machines.

The semi-automatic laminating machine can laminate seven 40 -Watt panels at a time and it can laminate twice every hour. The operators work 2 shifts of 10.5 hours each every 24 hours. Therefore, the maximum capacity of the semi-automatic laminating machine per day is 11,760 Watts. The machine can operate 22 days a month and therefore its capacity per month equals 258,720 Watts and its capacity per year is 3,104,640 Watts.

The automatic laminating machine can laminate 18 40-Watt panels at a time and it can laminate twice every hour. The operators work 2 shifts of 10.5 hours each every 24 hours. Therefore, the maximum capacity of the semi-automatic laminating machine per day is 30,240 Watts. The machine can operate 22 days a month and therefore its capacity per month equals 665,280 Watts and its capacity per year equals 7,983,360 Watts.

Therefore, the maximum annual capacity of the two laminating machines is 11,088,000 Watts. As of December 31, 2009, Kim Fai used approximately 41% of its maximum capacity which was around 4,546,080 Watts.

Besides solar panels, Kim Fai also produces other Solar Related Products, including solar lights, solar street lights, solar traffic lights, solar landscape lights and solar power system equipment which also contribute to Kim Fai’s sales revenue. For these Solar Related Products, Kim Fai did the R&D and produces the solar panels using the two laminating machines by itself. It purchases other necessary components for Solar Related Products from third parties and assembles, testes, and sells the finished products.

The equipment which Kim Fai uses to produce other solar related products is listed in the table below.

Equipment	Unit
Module tester	1
Testing bench	4
Welding bench	3
Single piece sorter	1
Cutting bench	5
Working table	6
Laser Scribing machine	2
Single piece dicing saw	2
Mirror surface observation bench	2
Air compressor	1
Negative pressure air fans	1
Oven	1
Panel box	1

116 West 23rd Street, 5th Floor, New York, NY 10011

With a view toward disclosure in applicable future filings, NewPower and KimFai have had almost no capital expenditures since at least 2008 because at the time of these acquisitions, their respective property and equipment was sufficient to satisfy their purchase orders. All of the Company’s subsidiaries are engaged in the production of similar products since December 31, 2009, which can be produced by either adjusting equipment settings or purchasing different components from third parties. As none of the equipment is running at its maximum capacity, the maintenance and repair expenses are insignificant.

Our response to prior comment 9 in which we stated that we “redesigned the models” and “introduced new products” was regarding the business of Anytone, which focuses on R&D and marketing. It produces a few samples for testing and outsources its major production.

Critical Accounting Policies, page 20

2.
We note from Exhibit A to your response to comment 5 that as of the date of your last step one impairment tests the carrying values of your reporting units were very close to their appraised values and it appears that one or more of your reporting units may be at risk of failing step one of your goodwill impairment assessments in future periods.  Accordingly, in future filings, for each reporting unit that is at risk of failing step one please provide the following disclosures:

•	The percentage by which fair value exceeded carrying value of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

           The Company hereby undertakes to include in its future filings the following disclosures for each reporting unit that is at risk of failing step one:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•
A description of the methods and key assumptions used and how the key assumption were determined, and a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

116 West 23rd Street, 5th Floor, New York, NY 10011

Form 10-K/A for fiscal year ended December 31, 2010 filed October 5, 2011
Exhibit 32.1

3.
We note that the person identified in the first paragraph as making the certification is different from the individual signing the certification.  Please amend.  This comment also applies to Exhibit 32.1 to your amended Form 10-K for the fiscal year ended December 31, 2009 filed on October 5, 2011.

Response:

The Company has amended Exhibit 32.1 to the Form 10-K for the fiscal year ended December 31, 2009 filed on October 5, 2011 to correct the name of the individual signing the certificate.

The Company acknowledges that that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Weihe Yu
Weihe Yu
Chief Executive Officer

4